EX-99.1


UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


WPL Holdings, Inc. (WPLH), IES Industries Inc. (IES), Interstate Power Company (IPC), and certain related parties have entered into an Agreement and Plan of Merger, dated as of November 10, 1995, as amended (the Merger Agreement), providing for (a) the merger of IES with and into WPLH and (b) the merger of IPC with a subsidiary of WPLH pursuant to which IPC will become a subsidiary of WPLH (the above referenced mergers are collectively referred herein to as the Mergers). In connection with the consummation of the Mergers, WPLH will change its name to Interstate Energy Corporation. Detailed information with respect to the Merger Agreement and the proposed Mergers is contained in the Joint Proxy Statement/Prospectus, dated July 11, 1996, as supplemented by the Supplement to Joint Proxy Statement/Prospectus, dated August 21, 1996, contained in IPC's Registration Statements on Form S-4, Registration Nos. 333-07931 and 333-10401 relating to the meetings of shareowners of WPLH, IES and IPC to vote on the Merger Agreement and related matters.

The following unaudited pro forma financial information combines the historical consolidated balance sheets and statements of income of WPLH, IES and IPC, including their respective subsidiaries, after giving effect to the Mergers. The historical data for WPLH have been adjusted to reflect the restatement of such data to account for certain discontinued operations discussed in the notes hereto. The unaudited pro forma combined balance sheet at December 31, 1996, gives effect to the Mergers as if they had occurred at December 31, 1996. The unaudited pro forma combined statements of income for each of the three years in the period ended December 31, 1996, give effect to the Mergers as if they had occurred at January 1, 1994. These statements are prepared on the basis of accounting for the Mergers as a pooling of interests and are based on the assumptions set forth in the notes thereto. In addition, the pro forma financial information does not give effect to the expected synergies or the cost to be incurred to achieve such synergies. The pro forma financial information, however, does reflect the transaction costs to effect the Mergers.

The following pro forma financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto of WPLH, IES and IPC. The following information is not necessarily indicative of the financial position or operating results that would have occurred had the Mergers been consummated on the date, or at the beginning of the periods, for which the Mergers are being given effect nor is it necessarily indicative of future operating results or financial position.



                       INTERSTATE ENERGY CORPORATION

                UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             December 31, 1996
                              (In thousands)


ASSETS                     WPLH         IES        IPC     Pro      Pro
                            (As         (As        (As    Forma    Forma
                         Reported)   Reported)  Reported) Adj.   Combined

UTILITY PLANT
 Electric               $1,729,311  $2,007,839  $853,007  $---  $4,590,157
 Gas                       227,809     175,472    68,047   ---     471,328
 Other                     175,998     126,850       ---   ---     302,848
  Total                  2,133,118   2,310,161   921,054   ---   5,364,333
 Accumulated provision
  for depreciation         967,436   1,030,390   426,471   ---   2,424,297
 Construction work
  in progress               55,519      43,719     3,129   ---     102,367
 Nuclear fuel--net          19,368      34,725       ---   ---      54,093
  Net utility plant      1,240,569   1,358,215   497,712   ---   3,096,496
OTHER PROPERTY, PLANT
 AND EQUIPMENT--NET AND
 INVESTMENTS (NOTE 8)      144,671     314,071       453   ---     459,195
CURRENT ASSETS
 Cash and cash
  equivalents               11,070       8,675     3,072   ---      22,817
 Accounts receivable--
  net                       88,798      62,861    28,227   ---     179,886
 Fossil fuel inventories,
  at average cost           15,841      13,323    16,623   ---      45,787
 Materials and supplies,
  at average cost           29,907      22,842     6,214   ---      58,963
 Prepayments and other      26,786      70,350    13,497   ---     110,633
  Total current assets     172,402     178,051    67,633   ---     418,086
EXTERNAL DECOMMISSIONING
 FUND                       90,671      59,325       ---   ---     149,996
DEFERRED CHARGES AND
 OTHER                     252,218     215,900    73,402   ---     541,520
   TOTAL ASSETS         $1,900,531  $2,125,562  $639,200  $---  $4,665,293

See accompanying Notes to Unaudited Pro Forma Combined Financial
Statements.



                       INTERSTATE ENERGY CORPORATION

          UNAUDITED PRO FORMA COMBINED BALANCE SHEET (Continued)
                             December 31, 1996
                              (In thousands)

                         WPLH        IES        IPC       Pro       Pro
                          (As        (As        (As      Forma     Forma
                       Reported)  Reported)  Reported)   Adj.    Combined
LIABILITIES AND EQUITY
CAPITALIZATION
 Common Stock Equity:
  Common Stock
   (Note 1)                 $308   $407,635  $33,848  ($441,033)      $758
  Other stockholders'
   equity (Note 1)       607,047    219,246  172,210    430,033  1,428,536
   Total common stock
    equity               607,355    626,881  206,058    (11,000) 1,429,294
 Preferred stock not
  mandatorily redeemable  59,963     18,320   10,819        ---     89,102
 Preferred stock
  mandatory sinking fund     ---        ---   24,147        ---     24,147
 Long-term debt--net     362,564    701,100  171,731        ---  1,235,395
   Total
    capitalization     1,029,882  1,346,301  412,755    (11,000) 2,777,938
CURRENT LIABILITIES
 Current maturities,
  sinking funds, and
  capital lease
  obligations             67,626     23,598   17,000        ---    108,224
 Commercial paper, notes
  payable and other      102,779    135,000   28,700        ---    266,479
 Variable rate demand
  bonds                   56,975        ---      ---        ---     56,975
 Accounts payable and
  accruals               120,986     99,861   14,013        ---    234,860
 Taxes accrued             4,669     43,926   16,953        ---     65,548
 Other accrued
  liabilities             54,303     54,498   11,785     11,000    131,586
   Total current
    liabilities          407,338    356,883   88,451     11,000    863,672
OTHER LIABILITIES
 Deferred income taxes   245,686    262,675   99,303        ---    607,664
 Deferred investment
  tax credits             36,931     34,470   17,013        ---     88,414
 Accrued environmental
  remediation costs       74,075     47,502    7,234        ---    128,811
 Capital lease
  obligations                ---     19,600      ---        ---     19,600
 Other liabilities and
  deferred credits       106,619     58,131   14,444        ---    179,194
    Total other
     liabilities         463,311    422,378  137,994        ---  1,023,683
TOTAL CAPITALIZATION
 AND LIABILITIES      $1,900,531 $2,125,562 $639,200  $     --- $4,665,293

See accompanying Notes to Unaudited Pro Forma Combined Financial
Statements



                       INTERSTATE ENERGY CORPORATION

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                       YEAR ENDED DECEMBER 31, 1996
                 (In thousands, except per share amounts)


                               WPLH       IES       IPC     Pro      Pro
                                (As       (As       (As    Forma    Forma
                             Reported) Reported) Reported) Adj.   Combined

Operating Revenues
 Electric                     $589,482  $574,273 $276,620  $--- $1,440,375
 Gas                           165,627   273,979   49,464   ---    489,070
 Other                         177,735   125,660      ---   ---    303,395
  Total operating revenues     932,844   973,912  326,084   ---  2,232,840
Operating Expenses
 Electric production fuels     114,470    84,579   57,560   ---    256,609
 Purchased power                81,108    88,350   61,556   ---    231,014
 Cost of gas sold              104,830   217,351   31,617   ---    353,798
 Other operation               319,154   214,759   53,134   ---    587,047
 Maintenance                    46,492    49,001   16,164   ---    111,657
 Depreciation and amortization  90,683   107,393   31,087   ---    229,163
 Taxes other than income taxes  34,603    48,171   16,064   ---     98,838
  Total operating expenses     791,340   809,604  267,182   ---  1,868,126
Operating Income               141,504   164,308   58,902   ---    364,714
Other Income (Expense)
 Allowance for equity funds
  used during construction       2,270      (100)      13   ---      2,183
 Other income and
  deductions---net              15,644    (2,333)   3,763   ---     17,074
 Total other income (expense)   17,914    (2,433)   3,776   ---     19,257
Interest Charges                41,089    52,619   16,222   ---    109,930
Income from continuing
 operations before income taxes
 and preferred dividends       118,329   109,256   46,456   ---    274,041
Income Taxes                    41,814    47,435   18,133   ---    107,382
Preferred dividends of
 subsidiaries (Note 2)           3,310       914    2,463   ---      6,687
Income from continuing
 Operations (Notes 3 and 6)    $73,205   $60,907  $25,860  $---   $159,972
Average Common Shares
 Outstanding (Note 1)           30,790    29,861    9,594 5,236     75,481
Earnings per share of Common
 Stock from continuing
 operations                       2.38      2.04     2.69  $---       2.12

See accompanying Notes to Unaudited Pro Forma Combined Financial
Statements



                       INTERSTATE ENERGY CORPORATION

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                       YEAR ENDED DECEMBER 31, 1995
                 (In thousands, except per share amounts)


                              WPLH       IES       IPC     Pro      Pro
                               (As       (As       (As    Forma    Forma
                            Reported) Reported) Reported) Adj.   Combined

Operating Revenues
 Electric                    $546,324  $560,471  $274,873  $--- $1,381,668
 Gas                          139,165   190,339    43,669   ---    373,173
 Other                        121,766   100,200       ---   ---    221,966
  Total operating revenues    807,255   851,010   318,542   ---  1,976,807
Operating Expenses
 Electric production fuels    116,488    96,256    62,164   ---    274,908
 Purchased power               44,940    66,874    57,566   ---    169,380
 Cost of gas sold              84,002   141,716    25,888   ---    251,606
 Other operation              253,277   201,390    45,717   ---    500,384
 Maintenance                   42,043    46,093    14,881   ---    103,017
 Depreciation and amortization 86,319    97,958    29,560   ---    213,837
 Taxes other than income taxes 34,188    49,011    15,990   ---     99,189
  Total operating expenses    661,257   699,298   251,766   ---  1,612,321
Operating Income              145,998   151,712    66,776   ---    364,486
Other Income (Expense)
 Allowance for equity funds
  used during construction      1,425       386       ---   ---      1,811
 Other income and
  deductions---net              6,509     3,170    (2,872)  ---      6,807
 Total other income (expense)   7,934     3,556    (2,872)  ---      8,618
Interest Charges               42,896    47,689    16,795   ---    107,380
Income from continuing
 operations before income taxes
 and preferred dividends      111,036   107,579    47,109   ---    265,724
Income Taxes                   36,108    42,489    19,453   ---     98,050
Preferred dividends of
 subsidiaries (Note 2)          3,310       914     2,458   ---      6,682
Income from continuing
 Operations (Notes 3 and 6)   $71,618   $64,176   $25,198  $---   $160,992
Average Common Shares
 Outstanding (Note 1)          30,774    29,202     9,564 5,140     74,680
Earnings per share of Common
 Stock from continuing
 operations                     $2.33     $2.20     $2.63  $---      $2.16

See accompanying Notes to Unaudited Pro Forma Combined Financial
Statements



                       INTERSTATE ENERGY CORPORATION

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                       YEAR ENDED DECEMBER 31, 1994
                 (In thousands, except per share amounts)


                              WPLH       IES       IPC     Pro      Pro
                               (As       (As       (As    Forma    Forma
                            Reported) Reported) Reported) Adj.   Combined

Operating Revenues
 Electric                    $531,747  $537,327  $261,730  $--- $1,330,804
 Gas                          151,931   165,569    45,920   ---    363,420
 Other                        112,039    82,968       ---   ---    195,007
  Total operating revenues    795,717   785,864   307,650   ---  1,889,231
Operating Expenses
 Electric production fuels    123,469    85,952    61,384   ---    270,805
 Purchased power               37,913    68,794    58,339   ---    165,046
 Cost of gas sold             100,942   120,795    30,905   ---    252,642
 Other operation              248,847   176,863    51,917   ---    477,627
 Maintenance                   41,227    52,841    17,160   ---    111,228
 Depreciation and amortization 80,351    86,378    28,212   ---    194,941
 Taxes other than income taxes 33,788    46,308    16,298   ---     96,394
  Total operating expenses    666,537   637,931   264,215   ---  1,568,683
Operating Income              129,180   147,933    43,435   ---    320,548
Other Income (Expense)
 Allowance for equity funds
  used during construction      3,009     2,299       166   ---      5,474
 Other income and
  deductions---net             10,245     3,472     3,100   ---     16,817
 Total other income (expense)  13,254     5,771     3,266   ---     22,291
Interest Charges               36,657    44,399    16,845   ---     97,901
Income from continuing
 operations before income taxes
 and preferred dividends      105,777   109,305    29,856   ---    244,938
Income Taxes                   36,043    41,573     9,189   ---     86,805
Preferred dividends of
 subsidiaries (Note 2)          3,310       914     2,454   ---      6,678
Income from continuing
 Operations (Notes 3 and 6)   $66,424   $66,818  $ 18,213  $---  $ 151,455
Average Common Shares
 Outstanding (Note 1)          30,671    28,560     9,479 5,041     73,751
Earnings per share of Common
 Stock from continuing
 operations                     $2.17     $2.34     $1.92  $---      $2.05

See accompanying Notes to Unaudited Pro Forma Combined Financial
Statements



INTERSTATE ENERGY CORPORATION
NOTES TO UNAUDITED PRO FORMA
COMBINED FINANCIAL STATEMENTS

1. The pro forma combined financial statements reflect the conversion of each share of IES Common Stock (no par value) outstanding into 1.14 shares of WPLH Common Stock ($.01 par value) and the conversion of each share of IPC Common Stock ($3.50 par value) into 1.11 shares of WPLH Common Stock ($.01 par value), and the continuation of each share of WPLH Common Stock ($.01 par value) outstanding as one share of Interstate Energy Common Stock, as provided in the Merger Agreement. The pro forma adjustment to common stock equity restates the common stock account to equal par value for all shares to be issued ($.01 par value per share of Interstate Energy Common Stock) and reclassifies the excess to other stockholders' equity. The pro forma combined statements of income are presented as if the companies were combined on January 1, 1994. The pro forma combined balance sheet gives effect to the Mergers as if they occurred at December 31, 1996.

     The number of shares of common stock used for calculating per share amounts is based on the exchange ratio shown below.

                        As       Pro      As       Pro      As       Pro
            Exchange reported   forma  reported   forma  reported   forma
              Ratio  12/31/96 12/31/96 12/31/95 12/31/95 12/31/94 12/31/94

     IES      1.14    29,861   34,042   29,202   33,290   28,560   32,558
     IPC      1.11     9,594   10,649    9,564   10,616    9,479   10,522
     WPLH      N/A    30,790   30,790   30,774   30,774   30,671   30,671

2. The Preferred Stock of IPC has been reclassified in the pro forma statements as preferred stock of subsidiary companies and deducted in the determination of income from continuing operations which reflects the holding company structure of the entity formed through the Mergers.

3. IES's income from continuing operations for the year ended December 31, 1996, included costs incurred relating to its successful defense of a hostile takeover attempt mounted by MidAmerican Energy Company. The after-tax impact on income from continuing operations was a decrease of $4.6 million.

     Nonrecurring items affecting WPLH's performance for the year ended December 31, 1996, included the impact of the sale of a combustion turbine and the sale of WPLH's assisted-living real estate investments. The after-tax impact of these items on continuing operations was an increase of $5.9 million. Nonrecurring items affecting WPLH's 1994 performance included the impact of early retirement and severance programs and the reversal of a coal contract penalty assessed by the Wisconsin Public Service Commission which was charged to income in 1989. The net after-tax impact of these items on income from continuing operations for the year ended December 31, 1994, was a decrease of $8.3 million related to the early retirement and severance programs offset by an increase of $4.9 million related to the coal contract penalty reversal.

4. The allocation between WPLH, IES and IPC and their customers of the estimated cost savings of approximately $749 million over ten years resulting from the Mergers, net of the costs incurred to achieve such savings, will be subject to regulatory review and approval. Costs arising from the proposed Mergers are currently estimated to be approximately $78 million (including transaction costs of $11 million related to fees for financial advisors, attorneys, accountants and consultants). The estimate of potential cost savings constitutes a forward-looking statement and actual results may differ materially from this estimate. The estimate is necessarily based upon various assumptions that involve judgments with respect to, among other things, future national and regional economic and competitive conditions, technological developments, inflation rates, regulatory treatments, weather conditions, financial market conditions, future business decisions and other uncertainties. No assurance can be given that the estimated cost savings will actually be realized.

     In addition to the $11 million remaining transaction costs, since the announcement of the Merger Agreement on November 11, 1995, IES, IPC and WPLH have collectively incurred $6 million of merger-related transaction costs through December 31, 1996, which have been expensed and are reflected in the combined income statements as presented.
     The remaining merger-related $11 million of transaction costs have been reflected in the pro forma balance sheet at December 31, 1996, such that shareowners' equity has been reduced by $11 million and
     accrued liabilities have been increased by $11 million.   None of the
     estimated cost savings, or costs to achieve such savings, have been reflected in the pro forma combined financial statements.

5. Intercompany transactions (including purchased and exchange power transactions) between WPLH, IES and IPC during the periods presented were included in the determination of regulated rates and were not material. Accordingly, no pro forma adjustments were made to eliminate such transactions.

6. The financial statements of WPLH reflect the discontinuance of operations of its utility energy and marketing consulting business in 1995. The discontinuance of this business resulted in a pre-tax loss in the fourth quarter of 1995 of $7.7 million. The after-tax loss on disposition was $11.0 million reflecting the associated tax expense on disposition due to the non-deductibility of the carrying value of goodwill at sale. During 1996, WPLH recognized an additional loss of $1.3 million, net of applicable income tax benefit, associated with the final disposition of the business. Operating revenues, operating expenses, other income and expense and income taxes for the discontinued operations for the time periods presented have been excluded from income from continuing operations. Interest expense has been adjusted for the amounts associated with direct obligations of the discontinued operations.

     Operating revenues, related losses, and income tax benefits associated with the discontinued operations for the years ending December 31 were are follows:

                                                       1995        1994
     Operating revenues                              $24,979     $34,798

     Loss from discontinued operations before
       income tax                                    $ 3,663     $ 1,806
     Income tax benefit                                1,451         632
     Loss from discontinued operations               $ 2,212     $ 1,174


7. Accounting principles have been consistently applied in the financial statement presentations for WPLH, IES and IPC with one exception.
     IPC does not include unbilled electric and gas revenues in its calculation of total revenues. The utility subsidiaries of WPLH and IES accrue unbilled revenues. The impact of this difference in accounting principles among the companies does not have a material impact on the unaudited pro forma combined financial statements as presented and, accordingly, no adjustments have been made to conform to accounting principles.

8. At December 31, 1996, IES had a $20.0 million investment in Class A common stock of McLeod, Inc. (McLeod), a $9.2 million investment in Class B common stock and vested options that, if exercised, would represent an additional investment of approximately $2.3 million. McLeod provides local, long-distance and other telecommunications services.

     McLeod completed an Initial Public Offering (IPO) of its Class A common stock in June 1996 and a secondary offering in November 1996. As of December 31, 1996, IES is the beneficial owner of approximately
     10.6 million total shares on a fully diluted basis. Class B shares are convertible at the option of IES into Class A shares at any time on a one-for-one basis. The rights of McLeod Class A common stock and Class B common stock are substantially identical except that Class A common stock has 1 vote per share and Class B common stock has 0.40 vote per share. IES currently accounts for this investment under the cost method.

     IES has entered into an agreement with McLeod which provides that for two years commencing on June 10, 1996, IES cannot sell or otherwise dispose of any of its securities of McLeod without the consent of the McLeod Board of Directors. This contractual sale restriction results in restricted stock under the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), Accounting for Certain Investments in Debt and Equity Securities, until such time as the restrictions lapse and such shares become qualified for sale within a one year period. As a result, IES currently carries this investment at cost.

     The closing price of the McLeod Class A common stock on December 31, 1996, on the Nasdaq National Market was $25.50 per share. The current market value of the shares IES beneficially owns (approximately 10.6 million shares) is currently impacted by, among other things, the fact that the shares cannot be sold for a period of time and it is not possible to estimate what the market value of the shares will be at the point in time such sale restrictions are lifted. In addition, any gain upon an eventual sale of this investment would likely be subject to a tax.

     Under the provisions of SFAS No. 115, the carrying value of the McLeod investment will be adjusted to estimated fair value at the time such shares become qualified for sale within a one year period; this will occur on June 10, 1997, which is one year before the contractual restrictions on sale are lifted. At that time, the adjustment to reflect the estimated fair value of this investment will be reflected as an increase in the investment carrying value with the unrealized gain reported as a net of tax amount in other common shareholders' equity until realized (i.e. until the shares are sold by IES).